UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Rule 13d-101
Information to be Included in Statements Filed pursuant to Rule 13d-1(a)
and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

CARMEL CONTAINER SYSTEMS LIMITED

(Name of Issuer)

ORDINARY SHARES, PAR VALUE NIS 100 PER SHARE

(Title of Class of Securities)

143269 10 8

(CUSIP Number)

Doron Feinberg, Adv.
Clal Industries and Investments Ltd
3 Azrieli Center, Triangle Tower
Tel Aviv, 67023
Tel: 972-3-6075795
Israel

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 19, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 143269 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). American – Israeli Paper Mills Ltd. (no U.S. I.D. number)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 630,000 shares

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 630,000 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 630,000 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 26.25%

14.	Type of Reporting Person (See Instructions) CO

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS  1-7

(INCLUDING EXHIBITS)  OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Clal Industries and Investments Ltd. (no U.S. I.D. number)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 630,000 shares

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 630,000 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 630,000 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 26.25%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). DIC Loans Ltd. (no U.S. I.D. number)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 630,000 shares

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 630,000 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 630,000 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 26.25%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Discount Investment Corporation Ltd. (no U.S. I.D. number)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 630,000 shares

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 630,000 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 630,000 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 26.25%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). IDB Development Corporation Ltd. (no U.S. I.D. number)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 630,000 shares

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 630,000 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 630,000 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 26.25%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). IDB Holding Corporation Ltd. (no U.S. I.D. number)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 630,000 shares

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 630,000 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 630,000 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 26.25%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Nochi Dankner

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 630,000 shares

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 630,000 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 630,000 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 26.25%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Shelly Dankner-Bergman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 630,000 shares

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 630,000 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 630,000 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 26.25%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Avraham Livnat

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 630,000 shares

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 630,000 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 630,000 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 26.25%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ruth Manor

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 630,000 shares

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 630,000 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 26.25%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 2 restates and amends the Statement on Schedule 13D, as amended, previously filed with the Securities and Exchange Commission by certain of the Reporting Persons with respect to the ordinary shares, par value New Israel Shekel 1.00 per share, of Carmel Container Systems Limited.

Item 1.	Security and Issuer

The class of securities to which this Statement relates is the ordinary shares, par value New Israel Shekel 1.00 per share (the “Ordinary Shares”), of Carmel Container Systems Limited (the “Issuer”), an Israeli corporation whose principal executive offices are located at 2 Chalamish Street, Caesarea Industrial Park, Israel.  The Ordinary Shares are traded only on the National Association of Securities Dealers Automatic Quotation System (the “NASDAQ”).

Item 2.	Identity and Background
(a), (b) and (c):The Reporting Persons.

On May 19, 2003, companies controlled by Oudi Recanati, Leon Recanati, Judith Yovel Recanati and Elaine Recanati, who were Reporting Persons until that date, completed a sale of all the shares (constituting approximately 51.7% of the outstanding share capital) of IDB Holding Corporation Ltd. owned by such companies to a group comprising a private company controlled by Nochi Dankner and Shelly Dankner-Bergman, a private company controlled by Ruth Manor and a private company controlled by Avraham Livnat. As a result, Oudi Recanati, Leon Recanati, Judith Yovel Recanati and Elaine Recanati ceased to be Reporting Persons, and from such date the following are the names of the Reporting Persons, the place of organization, principal business, and address of principal business of each Reporting Person that is a corporation, and the residence or business address and present principal occupation of each Reporting Person who is a natural person:

(1)                                  American Israeli Paper Mills Ltd., an Israeli public corporation (“AIPM”), with its principal offices at 1 Meizer St. Industrial Zone, Hadera, Israel. AIPM is Israel’s major paper company. The outstanding shares of AIPM are listed for trading on the American Stock Exchange and the Tel Aviv Stock Exchange. As of May 19, 2003 AIPM owned directly approximately 26.25% of the ordinary shares of the Issuer.

(2)                                  Clal Industries and Investments Ltd. an Israeli public corporation (“Clal Industries”), with its principal office at the Triangular Tower, 45rd floor, 3 Azrieli Center, Tel Aviv 67023, Israel. Clal Industries is a holding company whose principal holdings are in the industrial and technology sectors. The outstanding shares of Clal Industries are listed for trading on the Tel Aviv Stock Exchange. As of May 19, 2003, Clal Industries owned directly approximately 32.99% of the Ordinary Shares of AIPM. Clal Industries and Discount Investment Corporation Ltd. together control AIPM. By reason of such control, Clal Industries may be deemed beneficial owner of, and to share the power to vote and dispose of the Ordinary Shares owned directly by AIPM.

(3)                                  DIC Loans Ltd., an Israeli private corporation (“DIC Loans”), with its principal office at the Triangular Tower, 43rd floor, 3 Azrieli Center, Tel Aviv 67023, Israel. DIC Loans engages in financing and investments in securities of companies.  As of May 19, 2003, DIC Loans owned directly approximately 18.64% of the ordinary shares of AIPM.

(4)                                  Discount Investment Corporation Ltd., an Israeli public corporation (“DIC”), with its principal office at the Triangular Tower, 43rd floor, 3 Azrieli Center, Tel Aviv 67023, Israel. DIC organizes, acquires interests in, finances and participates in the management of companies. The outstanding shares of DIC are listed for trading on the Tel Aviv Stock Exchange. As of May 19, 2003, DIC owned all the outstanding shares of DIC Loans. DIC and Clal Industries together control AIPM. By reason of such control, DIC may be deemed beneficial owner of, and to share the power to vote and dispose of the Ordinary Shares owned directly by AIPM.

(5)                                  IDB Development Corporation Ltd.,  an Israeli public corporation (“IDB Development”), with its principal office at the Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 67023, Israel. IDB Development, through its subsidiaries, organizes, acquires interests in, finances and participates in the management of companies. The outstanding shares of IDB Development are listed for trading on the Tel Aviv Stock Exchange. Since 1982 IDB Development owned, initially an indirect controlling interest and later a direct controlling interest in Clal Industries and as of May 19, 2003 IDB Development owned approximately 63.64% of the outstanding shares of Clal Industries. Since 1981 IDB Development owned a direct controlling interest in DIC, and as of May 19, 2003 IDB Development owned approximately 71.5% of the outstanding shares of DIC. By reason of IDB Development’s control of Clal Industries and DIC, IDB Development may be deemed beneficial owner of, and to share the power to vote and dispose of the Ordinary Shares owned directly by AIPM.

(6)                                  IDB Holding Corporation Ltd., an Israeli public corporation (“IDB Holding”), with its principal office at the Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 67023, Israel. IDB Holding is a holding company that, through IDB Development, organizes, acquires interests in, finances and participates in the management of companies. The outstanding shares of IDB Holding are listed for trading on the Tel Aviv Stock Exchange. Since 1981 IDB Holding owned a controlling interest in IDB Development, and as of May 19, 2003, IDB Holding owned approximately 58% of the outstanding shares of IDB Development. By reason of IDB Holding’s control (through IDB Development) of Clal Industries and DIC, IDB Holding may be deemed beneficial owner of, and to share the power to vote and dispose of the Ordinary Shares owned directly by AIPM.

The following persons, may by reason of their interests in and relationships among them with respect to IDB Holding be deemed to control the corporations referred to in paragraphs (1) - (6) above:
(7) Mr. Nochi Dankner, whose address is 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel. His present principal occupation is businessman and director of companies.

(8) Mrs. Shelly Dankner-Bergman, whose address is 12 Recanati Street, Ramat Aviv Gimmel, Tel Aviv, Israel. Her present principal occupation is director of companies.
(9) Mrs. Ruth Manor, whose address is 26 Hagderot Street, Savyon, Israel. Her present principal occupation is director of companies.
(10) Mr. Avraham Livnat, whose address is Taavura Junction, Ramle, Israel. His present principal occupation is Managing Director of Taavura Holdings Ltd., an Israeli private company.

Nochi Dankner (together with a private company controlled by him) and Shelly Dankner-Bergman own approximately 41.1% and 15.6% respectively of the outstanding shares of, and control, Ganden Holdings Ltd. (“Ganden Holdings”), a private Israeli corporation, which owns through intermediary private companies all the outstanding shares of Ganden Investments I.D.B. Ltd. (“Ganden”), a private Israeli corporation which in turn owns since May 19, 2003 approximately 31.02% of the outstanding shares of IDB Holding. Nochi Dankner and Shelly Dankner-Bergman, who are brother and sister, entered into a memorandum of understanding dated May 5, 2003 setting forth, among other things, agreements between them as to how they will vote their shares of Ganden Holdings at its shareholders’ meetings, who will they appoint as directors of such corporation, and first refusal and tag along rights available to each one of them in connection with sales of shares of such corporation owned by the other. In addition, pursuant to an Investment and Shareholders Agreement dated February 9, 2000, as amended, among Ganden Holdings and all its shareholders, Nochi Dankner has an option exercisable from time to time until February 15, 2005 to acquire from Ganden Holdings shares constituting up to 9% of the outstanding shares of such corporation. Furthermore, Nochi Dankner granted to two of the other shareholders of Ganden Holding a put option which is exercisable at any time until the earlier of an initial public offering of Ganden Holdings’ shares or June 7, 2006, whereby Nochi Dankner may be required to acquire from such other shareholders certain shares of Ganden Holdings constituting in the aggregate at the date hereof approximately 10% of its outstanding shares. Also, Nochi Dankner granted to such shareholders and to one other shareholder of Ganden Holdings a tag along right to participate in certain sales of Ganden Holdings’ shares by Nochi Dankner, and such shareholders agreed to vote all their shares of Ganden Holdings, constituting in the aggregate at the date hereof approximately 13.7% of Ganden Holdings’ outstanding shares, in accordance with Nochi Dankner’s instructions. Nochi Dankner is the Chairman of the Boards of Directors, and Shelly Dankner-Bergman is a director, of IDB Holding, IDB Development, DIC and Clal.

Ruth Manor controls a private Israeli corporation which in turn controls Manor Investments - IDB Ltd. (“Manor”), a private Israeli corporation owning since May 19, 2003 approximately 10.34% of the outstanding shares of IDB Holding. Ruth Manor’s husband, Isaac Manor, and their son, Dori Manor, are directors of IDB Holding, IDB Development, DIC and Clal.

Avraham Livnat controls a private Israeli corporation which owns all the outstanding shares of Avraham Livnat Investments (2002) Ltd. (“Livnat”), a

private Israeli corporation owning since May 19, 2003 approximately 10.34% of the outstanding shares of IDB Holding. Avraham Livnat’s son, Zvi Livnat, is a director of IDB Holding, IDB Development, DIC and Clal.

Ganden, Manor and Livnat entered into a Shareholders Agreement dated May 23, 2002 (the “Shareholders Agreement”) with respect to their ownership of shares of IDB Holding, constituting in the aggregate approximately 51.7% of the outstanding shares of IDB Holding, for the purpose of maintaining and exercising control of IDB Holding as one single group of shareholders. The Shareholders Agreement provides, among other things, that Ganden will be the manager of the group as long as Ganden and its permitted transferees will be the largest shareholder of IDB Holding among the parties to the Shareholders Agreement; that the parties to the Shareholders Agreement will vote together at shareholders’ meetings of IDB Holding as shall be determined according to a certain mechanism set forth therein; and that they will exercise their voting power in IDB Holding for electing their designees as directors of IDB Holding and its direct and indirect subsidiaries and other investee companies. Other provisions of the Shareholders Agreement relate, among other things, to proposed transactions in shares of IDB Holding by any party thereto, including (i) a limitation whereby no party may sell its shares of IDB Holding for a period of two years from May 19, 2003 other than to certain permitted transferees of such party, (ii) a right of “first opportunity” whereby any party wishing to sell any of its shares of IDB Holding, other than to certain permitted transferees of such party, must first offer such shares to the other parties, (iii) a “tag along” right whereby in case of sale of any shares of IDB Holding owned by the manager of the group, other than to certain permitted transferees thereof, the other parties may join such sale, (iv) a “drag along” right whereby in case of sale of all of the shares of IDB Holding owned by the manager of the group, it may obligate the other parties to sell all their shares of IDB Holding together with such sale by the manager of the group to the same purchaser, at the same time and on terms as set forth in the Shareholders Agreement, (v) an obligation of any party to offer its shares of IDB Holding to the other parties upon certain changes in the control of such party, and (vi) a right of participation in future acquisitions of shares of IDB Holding whereby any party acquiring additional shares of IDB Holding from third parties must offer the other parties the opportunity to participate in such acquisition on a pro rata basis. No party may sell shares of IDB Holding to any purchaser (including permitted transferees of such party) unless such purchaser joins the Shareholders Agreement and assumes the rights and obligations of the selling party thereunder with respect to the shares sold by it. The term of the Shareholders Agreement is twenty years from May 19, 2003 which may be extended by agreement of all parties thereto, and may be terminated as to any party in certain circumstances as set forth therein.

Ganden, Manor and Livnat pledged their shares of IDB Holding to certain financial institutions as collateral for the repayment of certain loans in an aggregate principal amount of $219 million borrowed by Ganden, Manor and Livnat to finance part of the price which they paid for the shares of IDB Holding purchased by them. The scheduled repayment dates of these loans are spread over a period of 12 years ending in May 2015. The pledges will be in effect until the loans are fully repaid, and include, among other things, certain restrictions relating to the disposition of, and the exercise of the voting rights attached to, the pledged shares. The lenders may realize the pledges and also may accelerate the repayment dates of the loans, in several different events (some of which will not be considered for such purpose to have occurred if rectified as provided for in the agreements relating to the loans) including, among others, default by the borrowers in performing their obligations under the agreements relating to these loans; the occurrence of events that entitle a third party to accelerate the repayment of other debts of the borrowers, or certain debts of IDB Holding or any of several specified companies held by it; if the borrowers or IDB Holding or certain of its major subsidiaries enter into certain extraordinary transactions such as a merger or reorganization, or sale or acquisition of major assets, or resolve to be voluntarily wound up, without the lenders’ consent; if any of such entities becomes subject to insolvency, receivership or certain other similar proceedings; if certain financial ratios with respect IDB Holding, or a certain minimum ratio between the value of the collateral and the outstanding balance of the loans, are not met; if the shares of IDB Holding or certain of its major subsidiaries are delisted from trading on the Tel Aviv Stock Exchange; if the Shareholders Agreement is amended without the lenders’ consent, or the control of the borrowers is changed; and the occurrence of a material adverse change in the financial condition of IDB Holding, which in the lenders’ opinion may jeopardize the repayment of the loans, or an adverse change in the financial condition of certain entities and persons  controlling the borrowers, which in the lenders’ opinion may jeopardize the payment of certain contingent financial liabilities of such entities and persons in connection with the loans.

By reason of the control of IDB Holding by Nochi Dankner, Shelly Dankner-Bergman, Ruth Manor and Avraham Livnat, and the relations among them, as set forth above, Nochi Dankner, Shelly Dankner-Bergman, Ruth Manor and Avraham Livnat may each be deemed beneficial owner of, and to share the power to vote and dispose of, the Ordinary Shares owned directly by AIPM.

The name, citizenship, residence or business address and present principal occupation of the directors and executive officers of (i) AIPM, (ii) Clal Industries, (iii) DIC, (iv) DIC Loans, (v) IDB Holding and (vi) IDB Development are set forth in Exhibits A, B, C, D, E and F attached hereto, respectively, and incorporated herein by reference.

(d)                                 None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer named in Exhibits A, B, C, D, E and F to this Statement, has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors, except as provided below.

In February 2002, following a criminal trial in the Tel Aviv Magistrate’s Court, DIC, several past executive officers of DIC and one of its other officers, were convicted of criminal offenses under the Israeli Securities Act,1968, regarding the inclusion of a misleading detail in DIC’s annual and quarterly financial statements in order to mislead a reasonable investor by not attaching the financial statements of certain companies to DIC’s financial statements in respect of the financial reporting periods from 1990 through the first quarter of 1995 filed with the Tel Aviv Stock Exchange and the Israeli Registrar of Companies.  In May 2002, DIC was fined NIS800,000 (then approximately $160,000). DIC and all the convicted persons filed an appeal in the Tel Aviv District Court against their conviction. The appeal has not yet been heard. None of the activities underlying the conviction, which activities ended in May 1995, relate to or involve the Issuer or its business in any way.

(e)                                  None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer named in Exhibits A, B, C,D, E and F to this Statement, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Persons referred to in (7), (8), (9) and (10) above are citizens of Israel.

Item 3.	Source and Amount of Funds or Other Consideration
The $2,750,000 utilized by AIPM to purchase 630,000 shares of the Ordinary Shares of the Issuer was obtained from the AIPM’s internal resources.

Item 4.	Purpose of Transaction

On July 31, 1992, AIPM purchased 630,000 Ordinary Shares of the Issuer (the “AIPM” Shares”), constituting 25% of the outstanding Ordinary Shares, from Robert K. Kraft, a principal shareholder of the Issuer and its Chairman. The purpose of the transaction was to expand AIPM’s activities in the corrugated board market. The purchase was pursuant to an agreement by and among AIPM, AMPAL-Industries, Inc. (“AMPAL”) and Robert K. Kraft (the “Management”), a copy of which is attached hereto as Exhibit 16. Pursuant thereto, AMPAL also purchased from Mr. Kraft 504,000 Ordinary Shares of the Issuer (the “AMPAL Shares”), constituting 20% of the outstanding Ordinary Shares of the Issuer. The purchase price for the AIPM Shares was $2,750,000. The purchase price for the AMPAL Shares was $2,200,000. All of AMPAL’s rights and obligations under the Agreement have been assigned to and assumed by Ampal Holdings (Israel), Ltd., an affiliated entity of AMPAL. Hereinafter “AMPAL” shall refer to Ampal Holdings (Israel), Ltd. and assigned again in the same year to Ampal Enterprises.

The Agreement provides, among other things, for the election to the Issuer’s twelve-member Board of Directors of five persons designated by Robert K. Kraft, three persons designated by AIPM, two persons designated by AMPAL and two public directors as defined in accordance with the corporate laws of Israel (the “Public Directors”), with the covenant that each of AIPM, AMPAL and Robert K. Kraft will vote for the others’ designees to the Board of Directors under such provision. A supermajority vote of 80% or 85% of the Directors, as specified, will be required for the taking of certain actions. The Agreement also provides that the Chairman of the Board, the Finance Manager and the Internal Auditor of the Issuer will be recommended by Robert K. Kraft and the Vice Chairman of the Board and the General Manager will be recommended by AIPM, each to be appointed by at least a majority vote of the members of the Board. It is expected that Mr. Kraft still continue to serve as Chairman of the Board of the Issuer, as of May 19, 2003.

As set forth in the Agreement, the Board is to appoint a Management and Finance Committee and an Audit Committee consisting of Board members and will determine from time to time the nature and scope of authority it will delegate to such committees within the limits set forth in such Agreement. As provided further, the Management and Finance committee will have four members, one recommended by each of AIPM, AMPAL and Robert K. Kraft, and the fourth member will be one of the Public Directors, with the chairman recommended by AIPM. The Audit Committee will have five members, one recommended by each of AIPM, AMPAL and Robert K. Kraft, and the two others will be the Public Directors, with the chairman recommended by Robert K. Kraft.

The composition of the boards of directors of the subsidiaries of the Issuer and the selection of the independent auditor(s) and the outside attorneys for the Issuer are also provided for in the Agreement. Provision is made as well for cooperation among AIPM, AMPAL and Robert K. Kraft in voting upon certain matters relating to the Issuer at the shareholder level, including mergers, amendments to the Memorandum and Articles of Association, dissolution and liquidation, changes in capital structure and dividends, providing that if any such party opposes any of these matters, all parties will vote against such matter, providing further, however, that all parties have agreed to vote in favor of amending the Articles of Association of the Issuer at the first general meeting of shareholders, after the Closing, to give full effect to the provisions of the Agreement.

Certain rights of first refusal are provided for in the Agreement. Should AIPM wish to sell any or all of its AIPM Shares, Robert k. Kraft or, if he waives his rights, AMPAL will have the right of first refusal to purchase all of such shares under the terms and conditions set forth in the Agreement. If AIPM wishes to sell all of its AIPM Shares to a third party and Robett K. Kraft does not exercise his right of first refusal, Robert K. Kraft and AMPAL will each be entitled to require AIPM to find a purchaser who will acquire some or all of Robert K. Kraft’s and/or AMPAL’s Shares, at the option of both or either, on the same terms and conditions and price per share as the party acquiring the AIPM Shares. If AMPAL should wish to sell any or all of its AMPAL Shares, Robert K. Kraft and AIPM would have a right of first refusal for all of such shares in the same proportion as their respective holdings in the Issuer on the terms and conditions set forth in the Agreement. For Robert K. Kraft to sell any or all of his Ordinary Shares of the Issuer, he would be required first to negotiate the sale of such shares in good faith with AIPM or with a party recommended by AIPM for 30 days prior to any such sale, and would be able to sell such shares to a third party only after such good faith negotiations had failed to result in an agreement for sale. Sales of Ordinary Shares on the stock exchange where the shares are listed for trading not exceeding 4% of the outstanding shares of the Issuer in any one calendar year with respect to each of the parties would not be subject to the first refusal provisions.

If Ampal sells his or its shares as a block to a third party, the block purchaser may elect whether or not to become a party to the Agreement.

Each of the parties to the Agreement may make further open market transactions in the Ordinary Shares of the Issuer from time to time. Except as set forth above in this Item 4, neither AIPM or, to its best knowledge, its executive officers or directors has any present plans or proposals which would relate to or result in any of the events or actions described above. Nothing set forth above should be interpreted to preclude any of such persons from making any plans or proposals which would relate to or result in any of the events or actions described above, and in particular any acquisition(s) of additional securities of the Issuer from time to time in open marker transactions or otherwise.

Item 5.	Interest in Securities of the Issuer
(1) As of July 31, 1992:

(a)                                  AIPM owned beneficially a total of 630,000 Ordinary Shares of the Issuer, representing 25% of the issued and outstanding stock of the Issuer. No additional Ordinary Shares of the Issuer were owned by its executive officers of directors at such time.

(b)                                 AIPM had sole power to vote and dispose of its Ordinary Shares of the Issuer, subject to the rights of Robert K. Kraft and AMPAL under the Agreement described in Item 4 above, which description is incorporated herein by reference.

(c) A description of the purchase of 630,000 Ordinary Shares of the Issuer by AIPM is set forth in Item 4 above, which description is incorporated herein by reference.
(2) As of February 1, 1998:

AIPM was the direct owner of 630,000 ordinary shares of the Issuer, or approximately 25.0% of the outstanding Ordinary Shares of the Issuer, and as a result of its agreement with AMPAL and Robert K. Kraft, as described in item 6 below, the Reporting Persons may each have been deemed to share the power to vote and dispose the 1,358, 674 Ordinary Shares of the Issuer owned by AMPAL and Robert K. Kraft, or approximately 53.9% of the Issuer’s outstanding Ordinary Shares. The Reporting Parties disclaim beneficial ownership of these 1,358,674 additional Ordinary Shares of the Issuer.

(3) As of May 19, 2003:

AIPM owned directly 630,000 Ordinary Shares, or approximately 26.25% of the outstanding Ordinary Shares. As a result of its agreement with AMPAL and Robert K. Kraft, as described in item 6 below, the Reporting Persons may each be deemed to share the power to vote and dispose the 1,373,174 Ordinary Shares of the Issuer owned by  AMPAL and Robert K. Kraft, or approximately 57.21% of the Issuer’s outstanding Ordinary Shares. The Reporting Parties disclaim beneficial ownership of these 1,373,174 additional Ordinary Shares of the Issuer.

Clal Industries, DIC Loans, DIC, IDB Development, IDB Holding and the Reporting Persons who are natural persons may be deemed to share the power to vote and dispose of the 630,000 Ordinary Shares held by AIPM, constituting approximately 26.25% of the Ordinary Shares of the Issuer.

The Issuer advised the Reporting Persons that there were 2,400,187 Ordinary Shares outstanding on March 31, 2003. The percentages of Ordinary Shares outstanding set forth above in this Section (3) are based on this number.

The Reporting Persons have been informed that none of the executive officers and directors of IDB Holding, IDB Development, DIC, DIC Loans, Clal Industries and AIPM have purchased or sold any Ordinary Shares during the period since March 15, 2003.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

(1)                                  The Agreement pursuant to which AIPM purchased 630,000 Ordinary Shares of the Issuer is described in Item 4 above, which description is incorporated herein by reference. The Agreement is also attached as Exhibit 16 hereto.

(2)                                  On January 4, 1982, Clal Industries and DIC amended the Voting Agreement dated February 5, 1980 (the “Voting Agreement”) among Clal Industries, DIC and PEC Israel Economic Corporation (“PEC”) to reflect DIC’s acquisition of all the shares of AIPM held by PEC. As a result, the voting power that was previously pooled among the three holders was pooled for the benefit of Clal Industries and DIC. In addition, the right of first refusal provided in the Voting Agreement was modified to permit either party to transfer its shares and its rights under the Voting Agreement to other corporations completely controlled by it. No party having given notice at least 6 months prior to the expiration of the Voting Agreement on February 5, 2000, it was extended for an additional 10 years. If notice of discontinuation is not given prior to August 5, 2009, on February 5, 2010 the Voting Agreement will automatically be renewed for an additional period of 10 years (and so on). A copy of the translation of the Voting Agreement and a copy of the translation of the amendment thereof are attached hereto as exhibits 17 and 18, respectively.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1, 2 3, 4, 5 and 6

Name, citizenship, business address, present principal occupation and employer of executive officers and directors of (1) AIPM, (2) Clal Industries, (3) DIC (4) DIC Loans, (5) IDB Holdings and (6) IDB Development,

Exhibit 7-	Agreement dated June 24, 2003 between AIPM and IDB Holding authorizing IDB Holding to file this Schedule 13D and any amendments hereto on behalf of AIPM.

Exhibit 8-	Agreement dated June 22, 2003 between Clal Industries and IDB Holding authorizing IDB Holding to file this

Schedule 13D and any amendments hereto on behalf of Clal Industries.

Exhibit 9-	Agreement dated June 16, 2003, between DIC. and IDB Holding authorizing IDB Holding to file this Schedule 13D and any amendment hereto on behalf of DIC.

Exhibit 10-	Agreement dated June 16, 2003, between DIC Loans and IDB Holding authorizing IDB Holding to file this Schedule 13D and any amendment hereto on behalf of DIC Loans.

Exhibit 11-	Agreement dated June 23, 2003, between IDB Development and IDB Holding authorizing IDB Holding to file this Schedule 13D and any amendment hereto on behalf of IDB Development.

Exhibit 12-	Agreement dated June 18, 2003 between Nochi Dankner and IDB Holding authorizing IDB Holding to file this Schedule 13D and any amendments hereto on behalf of Mr. Dankner.

Exhibit 13 -	Agreement dated June 23, 2003 between Shelly Dankner-Bergman and IDB Holding authorizing IDB Holding to file this Schedule 13D and any amendment hereto on behalf of Mrs. Dankner-Bergman.

Exhibit 14 -	Agreement dated June 22, 2003 between Avraham Livnat and IDB Holding authorizing IDB Holding to file this Schedule 13D and any amendment hereto on behalf of Mr. Livnat.

Exhibit 15 -	Agreement dated June 19, 2003 between Ruth Manor and IDB Holding authorizing IDB Holding to file this Schedule 13D and any amendment hereto on behalf of Mrs. Manor.

Exhibit 16-	Agreement by and between American Israeli paper Mills Ltd., Ampal Industries Inc. and Robert K Kraft.

Exhibit 17-	Ttranslation of theVoting Agreement.

Exhibit 18-	Translation of the Amendment to Voting Agreement.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2003,

AMERICAN ISRAELI PAPER MILLS LTD.
CLAL INDUSTRIES AND INVESTMENTS LTD.
DISCONT INVESMENT CORPORATION LTD.
CIC LOANS LTD.
IDB DEVELOPMENT CORPORATION LTD.
IDB HOLDING CORPORATION LTD.
NOCHI DANKNER
SHELLY DANKNER-BERGMAN
AVRAHAM LIVNAT
RUTH MANOR

	By:	IDB HOLDING CORPORATION LTD.

		By:	(Signed)

Rina Cohen and Arthur Caplan, authorized signatories of IDB Holding Corporation Ltd. for itself and on behalf of American-Israeli Paper Mills Ltd., Clal Industries and Investments Ltd., Discount Investment Corporation Ltd., DIC Loans Ltd., IDB Development Corporation Ltd., Nochi Dankner, Shelly Dankner-Bergman, Avraham Livnat and Ruth Manor pursuant to the agreements annexed as exhibit 7-15 to this Schedule 13D.